Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

June 26, 2019

VIA EDGAR

Danilo Castelli

Lilyanna Peyser

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Churchill Capital Corp II

Registration Statement on Form S-1

Filed June 10, 2019, as amended

File No. 333-232057

Dear Ms. Castelli and Ms. Peyser:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Churchill Capital Corp II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Eastern time on Wednesday, June 26, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 613 copies of the Preliminary Prospectus dated June 25, 2019 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Pavan Bellur
	Name:	Pavan Bellur
	Title:	Director

As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]